Karnet Capital Corp.
                              Lensoveta 42, app. 48
                            Saint-Petersburg, Russia
                                     196143
                             Phone: + 1 305 459 3998

                           e-mail:karnetcorp@gmail.com

                                  June 9, 2015

VIA EDGAR AND FACSIMILE

United States Securities and Exchange Commission
Division of Corporation Finance
100 F. St., N.E.
Washington, D.C. 20549
Attention: Mr. Jay Ingram

Re: Request for Acceleration of Effectiveness of Registration Statement on Form S-1 (File No. 333-197724) of Karnet Capital Corp. (the "Registrant")

Ladies and Gentlemen:

     Pursuant to Rule 461 under the Securities Act of 1933, as amended, and on behalf of the Registrants, we hereby request that the effectiveness of the above-captioned Registration Statement (the "Registration Statement") be accelerated so that such Registration Statement will become effective on Thursday, June 11, 2015, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable.

     The Registrant acknowledges that (i) should the Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing, (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing, and (iii) the Registrants may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Please call the undersigned at +1 305 459 3998 with any questions regarding this matter.

Very truly yours,

Karnet Capital Corp.


By: /s/ Aleksandr Chuiko
   ----------------------------------------
Name:  Aleksandr Chuiko
Title: Chief Executive Officer